[Invesco Letterhead]
225 Liberty Street
New York, NY  10281

October 21, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Mr. David Manion and Ms. Jaea Hahn

Re:	AIM International Mutual Funds (Invesco International Mutual Funds) and AIM Sector Funds (Invesco Sector Funds)
(collectively, the “Registrants”)
File Nos. 333-267574 and 333-267575, respectively

Dear Mr. Manion and Ms. Hahn:

On behalf of the Registrants, below are responses to the comments conveyed telephonically by Mr. Manion on October 7, 2022 and Ms. Hahn on October 19, 2022 with regard to the Registrants’ registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of Invesco American Value Fund into Invesco Value Opportunities Fund and Invesco Global Growth Fund into Invesco Global Fund (collectively, the “Funds”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 23, 2022, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).
Below we have provided your comments (in bold) and the Registrants’ response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.	Comment:	Please confirm supplementally that the Expense Tables and Expense Examples reflect each Fund’s current fees and expenses.

	Response:	The Registrants confirm that the Expense Tables and Expense Examples reflect the current fees and expenses of each Fund.

2.	Comment:	On pages 10-11 of the Information Statement/Prospectus, please confirm the Expense Examples for the Global Reorganization.

	Response:	The Registrants have confirmed the expense examples for the Global Reorganization are accurate.

3.	Comment:	On page 29 of the Information Statement/Prospectus, in the Capitalization Table, please confirm the Class A outstanding shares information for the Global Reorganization.

	Response:	The Registrants have updated the capitalization table as follows:

As of August 31, 2022	Invesco Global Growth Fund	Invesco Global Fund	Pro Forma Adjustments[2]	Invesco Global Fund (pro forma)
Class A net assets	$479,520,099	$5,084,985,738	$(388,746)	$ 5,564,117,091
Class A shares outstanding	21,958,126	58,209,948	(16,473,044)[3]	63,695,030
Class A net asset value per share	$21.84	$87.36		$87.36

Disclosure Comments

4.	Comment:
On page 2 of the Information Statement/Prospectus under the heading captioned “Why are Shareholders not being asked to vote on the Reorganizations?” please clarify whether the Funds intend to rely on Rule 17a-8 under the 1940 Act to complete the Reorganizations without seeking shareholder approval.

Response:
The Registrants confirm that they intend to rely on Rule 17a-8 under the 1940 Act to complete the Reorganizations without seeking shareholder approval, and the Registrants have revised the disclosure accordingly.

5.	Comment:
On page 3 of the Information Statement/Prospectus under the heading captioned “What are the costs of the Reorganizations and who is responsible for paying the costs?” please revise the disclosure to clarify whether the Target Funds will reposition prior to the Reorganizations and if so, who will bear the costs of such repositioning and any related tax consequences.

Response:
Due to the high degree of portfolio overlap between the Target Fund and corresponding Acquiring Fund in each Reorganization, there is not anticipated to be any material repositioning or related costs in connection with the Reorganizations.

6.	Comment:
On page 3 of the Information Statement/Prospectus under the heading captioned “How do the Funds’ investment objectives, principal investment strategies and risks compare?” please add a comparison of the risk/return profiles of each Target Fund against the corresponding Acquiring Fund.

	Response:	The Registrants have added the following disclosure under this heading as requested:

The risk/return profile of each Target Fund is similar to the risk/return profile of the corresponding Acquiring Fund.

7.	Comment:
On page 3 of the Information Statement/Prospectus under the heading captioned “How do the Funds’ investment objectives, principal investment strategies and risks compare?” please provide a brief discussion of the Target Funds’ risks as compared to the Acquiring Funds’ risks.

	Response:	The Registrants have added the following disclosure under this heading as requested:

With respect to the Value Reorganization, the principal risks of the Target Fund and the Acquiring Fund are similar except that the Acquiring Fund is subject to the following risks that are not disclosed by the Target Fund: (1) Convertible Securities Risk; (2) Emerging Markets Securities Risk; (3) Initial Public Offering (IPO) Risk; (4) Preferred Securities Risk; (5) Small-Capitalization Companies Risk; and (6) Unseasoned Issuer Risk. Further, the Target Fund is subject to the following risk that is not disclosed by the Acquiring Fund: Active Trading Risk.

With respect to the Global Reorganization, the principal risks of the Target Fund and the Acquiring Fund are similar except that the Acquiring Fund is subject to the following risks that are not disclosed by the Target Fund: (1) Japan Investment Risk and (2) Small-Capitalization Companies Risk.

8.	Comment:
On page 4 of the Information Statement/Prospectus under the heading captioned “How do the Funds’ expenses compare?” please clarify whether the pro forma management fee for the Value Reorganization will be lower as a result of the new advisory fee rate, the higher pro forma combined net assets, or both.

	Response:	The Registrants have added the following disclosure under this heading as requested:

The lower pro forma management fee for the Value Reorganization is a result of the new advisory fee rate and the higher pro forma combined net assets.

9.	Comment:
In the Expense Tables, please add a footnote to the pro forma expenses to explain why pro forma Total Annual Fund Operating Expenses are lower than the current Target Fund and Acquiring Fund Total Annual Fund Operating Expenses in some instances.

	Response:	The Registrants have revised the footnote to the Expense Tables as requested (new text in bold and underlined):

*
There is no guarantee that actual expenses will be the same as those shown in the table. Pro forma numbers are estimated as if a Reorganization had been completed as of the dates indicated (i.e., the first day of the most recent fiscal period in the Acquiring Fund’s financials) and do not include the estimated costs of the Reorganization. The pro forma numbers may be lower than current fees as a result of the higher combined net assets of the Acquiring Fund following the Reorganization, and for the Value Reorganization, the new advisory fee rate to be effective upon the close of the Value Reorganization. The estimated Reorganization costs that Invesco American Value Fund will bear are $256,000 and the estimated Reorganization costs that Invesco Global Growth Fund will bear are $414,000.  For more information on the costs of the Reorganizations to be borne by the Target Funds, see “Costs of the Reorganizations” below.

10.	Comment:
On page 13 of the Information Statement/Prospectus under the heading captioned “How do the management, investment adviser and other service providers of the Funds compare?” please add disclosure regarding the fee waivers and/or expense reimbursement agreements for the Funds.

	Response:	The Registrants added the following disclosure as requested:

Invesco also has contractually agreed to waive advisory fees or reimburse expenses to the extent necessary to limit the total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expenses on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that each Fund has incurred but did not actually pay because of an expense offset arrangement, if applicable). The expense limitations for the Target Funds and Acquiring Funds are as follows:

Fund	Annual Rate/Net Assets Per Expense Limitation Agreement	Expiration Date
Invesco American Value Fund
Class A Shares	2.00%	June 30, 2023
Class C Shares	2.75%	June 30, 2023
Class R Shares	2.25%	June 30, 2023
Class R5 Shares	1.75%	June 30, 2023
Class R6 Shares	1.75%	June 30, 2023
Class Y Shares	1.75%	June 30, 2023

Invesco Value Opportunities Fund
Class A Shares	2.00%	June 30, 2023
Class C Shares	2.75%	June 30, 2023
Class R Shares	2.25%	June 30, 2023
Class R5 Shares	1.75%	June 30, 2023
Class R6 Shares	1.75%	June 30, 2023
Class Y Shares	1.75%	June 30, 2023

Invesco Global Growth Fund
Class A Shares	2.25%	June 30, 2023
Class C Shares	3.00%	June 30, 2023

Class R5 Shares	2.00%	June 30, 2023
Class R6 Shares	2.00%	June 30, 2023
Class Y Shares	2.00%	June 30, 2023

Invesco Global Fund
Class A Shares	2.25%	June 30, 2023
Class C Shares	3.00%	June 30, 2023
Class R5 Shares	2.00%	June 30, 2023
Class R6 Shares	2.00%	June 30, 2023
Class Y Shares	2.00%	June 30, 2023

Acquired Fund Fees and Expenses are not operating expenses of the Funds directly, but are fees and expenses, including management fees of the investment companies in which the Funds invest. As a result, the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may exceed a Fund’s expense limit. Unless Invesco continues the fee waiver agreements, they will terminate as indicated above. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board.

Invesco has contractually agreed through at least June 30, 2023, to waive advisory fees payable by each Fund in an amount equal to 100% of the net advisory fee Invesco receives from the affiliated money market funds as  a  result  of  each  Fund’s  investment  of  uninvested  cash  in  the affiliated  money  market  funds.

11.	Comment:
On page 25 of the Information Statement/Prospectus under the heading captioned “Board Considerations in Approving the Reorganizations” please disclose any factors that the Board considered that weighed against the Reorganizations.

Response:
The Registrants believe that the Board Considerations discussion in the Information Statement/Prospectus fairly describes the factors that the Board weighed. None of the matters considered by the Board is characterized as being positive or negative.  The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to approve the Reorganizations.

If you have any further questions or require further clarification of any response, please contact Mena Larmour, Esq. at (215) 564-8014, or in her absence, contact me at (212) 323-5086.

Regards,

/s/ Emily Ast
Emily Ast, Esq.
Senior Counsel

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